Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of EnerSys for the registration of debt securities and shares of its preferred and common stock and to the incorporation by reference therein of our reports dated June 11, 2007, with respect to the consolidated financial statements and schedule of EnerSys, EnerSys management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of EnerSys, included in its Annual Report (Form 10-K) for the year ended March 31, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

May 16, 2008